 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* McCauley, Albert O. (Last) (First) (Middle) P O Box 1250 (Street) Winston-Salem, NC 27102-250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 19, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/07/2003		L | V	3.868 | A |		D
Common Stock	02/19/2003		M |	2,168.000 | A | $6.9156		D
Common Stock	02/19/2003		M |	5,256.000 | A | $7.8172		D
Common Stock	02/19/2003		M |	6,724.000 | A | $8.5200	48,640.751 (1)	D
Common Stock					170.000	I	Daughter

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

McCauley, Albert O. - February 19, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (right to buy)	$7.8172	02/19/2003		M |	(D) 5,256		Common Stock - 5,256	$7.8172	0	D
Stock Option (right to buy)	$6.9156	02/19/2003		M |	(D) 2,168		Common Stock - 2,168	$6.9156	0	D
Stock Option (right to buy)	$8.5200	02/19/2003		M |	(D) 6,724		Common Stock - 6,724	$8.5200	0	D
Stock Option (right to buy)	$11.0350						Common Stock - 5,714		5,714	D
Stock Option (right to buy)	$15.9383						Common Stock - 5,834		5,834	D
Stock Option (right to buy)	$22.6024						Common Stock - 796		796	D
Stock Option (right to buy)	$24.7773						Common Stock - 3,632		3,632	D
Stock Option (right to buy)	$28.8719						Common Stock - 727		727	D
Stock Option (right to buy)	$26.7641						Common Stock - 3,530		3,530	D
Stock Option (right to buy)	$23.2375						Common Stock - 1,032		1,032	D
Stock Option (right to buy)	$20.7438						Common Stock - 4,989		4,989	D
Stock Option (right to buy)	$25.5031						Common Stock - 941		941	D
Stock Option (right to buy)	$27.0630						Common Stock - 3,768		3,768	D
Stock Option (right to buy)	$26.2400						Common Stock - 685		685	D
Stock Option (right to buy)	$28.1100						Common Stock - 4,536		4,536	D
Stock Option (right to buy)	$28.1400						Common Stock - 1,119		1,119	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney-in-fact 02-19-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

McCauley, Albert O. - February 19, 2003
Form 4 (continued)
FOOTNOTE Descriptions for BB&T Corporation (BBT)

Form 4 - February 2003

Albert O. McCauley
P O Box 1250

Winston-Salem, NC 27102-250
Explanation of responses:

(1)   Includes 2.969 shares acquired in February, under the Issuer's Dividend Reinvestment Plan.

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